Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-191772

Free Writing Prospectus dated October 22, 2013

Fantex, Inc.

Beginning October 16, 2013, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporters from each of The New York Times, ABC News, Bloomberg TV, CNN, FOX Business Network, Silicon Valley Business Journal, Sports Business Journal, Thomson Reuters and TIME.  Each of these email exchanges reference an initial public offering (the “Offering”) of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”) of Fantex, Inc., which Offering is covered by the Registration Statement on Form S-1 (File No. 333-191772), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The email attached as Annex A was sent to reporter Eric Fisher of Sports Business Journal on October 16, 2013; the email attached as Annex B was sent to reporter Stephen Lacey of Thompson Reuters on October 17, 2013; the email attached as Annex C was sent to reporter Cromwell Schubarth of Silicon Valley Business Journal on October 17, 2013; the email attached as Annex D was sent to reporter Susanna Kim of ABC News on October 17, 2013; the email attached as Annex E was sent to reporter Christina Alesci of Bloomberg TV on October 17, 2013; the email attached as Annex F was sent to reporter Sean Gregory of TIME on October 18, 2013; the email attached as Annex G was sent to reporter Seana Smith of FOX Business News on October 18, 2013; the email attached as Annex H was sent to reporter Adrianne Jeffries of The Verge on October 18, 2013; the email attached as Annex I was sent to reporter Antoine Gara of The Street on October 18, 2013; the email attached as Annex J was sent to reporter Peter Lattman of The New York Times on October 21, 2013; and the email attached as Annex K was sent to reporter Jesse Solomon of CNN on October 21, 2013.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the Company’s expectations regarding future ABI under our brand contract with Arian Foster, including longevity of his career, the Company’s ability to build a portfolio of brands, the ability to contribute to Arian Foster’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, operating expenses, operating income, net income, impairments, expenditures, cash needs, spending of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, achievements, dividends, capital structure, organizational structure, market opportunities and the trends that may affect the Company or Arian Foster. The Company generally identifies forward-looking statements by words such as “anticipate,” “estimate,” “expect,” “intend,” “project,” “plan,” “predict,” “believe,” “seek,” “continue,” “outlook,” “may,” “might,” “will,” “should,” “can have,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Email dated October 16, 2013 between Fantex, Inc. and Eric Fisher of Sports Business Journal

Publication: Sports Business Journal

Reporter: Eric Fisher

Date: October 16, 2013

Time: 6:43 PM

Question:

“One thing I neglected to clarify. Who did they do the deal with on Arian’s side?”

Answer: (On behalf of Fantex CEO, Buck French)

“Fantex did the deal with Arian Foster and Humble Lukanga, his business manager, at Lifeline Financial Group.”

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A-1

Annex B

Email dated October 17, 2013 between Fantex, Inc. and Stephen Lacey of Thompson Reuters

Publication: Thomson Reuters

Reporter: Stephen Lacey

Date: October 17, 2013

Time: 3:26 PM

Question:

“Let me know if the following quote would work:

‘The goal of Fantex is to work with athletes and entertainers across the world to help build their brand to have greater longevity than it otherwise would have,” said Fanatic CEO Buck French. “Fantex Brokerage Services is a registered broker-dealer formed to create a marketplace of tracking stocks for brand income of entertainers and athletes that engage with Fantex.’”

Answer: (On behalf of Fantex CEO, Buck French)

“Hi Stephen,

Here’s the returned quote with edits:

‘The goal of Fantex, Inc. is to work with athletes and entertainers across the world to help build their brands to have greater value and longevity than it otherwise would have,” said CEO Buck French. “Fantex Brokerage Services is a registered broker-dealer formed to be the exclusive marketplace for buying and selling tracking stock issued by Fantex, Inc. that is linked to the value and performance of the brands of athletes and entertainers.’”

* * * * *

B-1

Annex C

Email dated October 17, 2013 between Fantex, Inc. and Cromwell Schubarth of Silicon Valley Business Journal

Publication: Silicon Valley Business Journal

Reporter: Cromwell Schubarth

Date: October 17, 2013

Time: 6:08 PM

Questions:

“First, how does Fantex make money from this? Second, what other stars are coming?”

Answer: (On behalf of Fantex CEO, Buck French)

“Fantex Inc. is acquiring brand income from the athlete.  As the athlete makes brand income, Fantex Inc. makes money. Fantex Brokerage Services makes money on transaction fees from trades. At this time we have not signed any other brand contracts, but Fantex, Inc.’s goal is to enter into additional brand contracts in the months ahead across the world of sports.”

* * * * *

C-1

Annex D

Email dated October 17, 2013 between Fantex, Inc. and Susanna Kim of ABC News

Publication: ABCNews.com

Reporter: Susanna Kim

Date: October 17, 2013

Time: 12:19 PM

Question:

“First, do you know if Arian Foster can comment or is he providing a statement about this?”

Answer: (On behalf of Fantex CEO, Buck French)

“Because we are currently in registration with the SEC, Arian is unable to speak about Fantex.”

* * * * *

D-1

Annex E

Email dated October 17, 2013 between Fantex, Inc. and Christina Alesci of Bloomberg TV

Publication: Bloomberg TV

Reporter: Christina Alesci

Date: October 17, 2013

Time: 7:24 PM

Question:

“Thanks again for setting up the call. Just one more question: I was asking about the rationale behind the decision to issue tracking stock...I may have not asked the question very clearly but I’m wondering why Fantex didn’t offer shares of itself to the public. Any more color on this would be helpful?”

Answer: (On behalf of Fantex CEO, Buck French)

“We are offering shares in Fantex, Inc..  The tracking stock is a Fantex, Inc. stock, but its value is linked to the value and performance of the brand contract that we have signed with Arian Foster.  This is important, so in the future if we sign additional brand contracts, an investor can choose which brand they want to buy a tracking stock with.”

* * * * *

E-1

Annex F

Email dated October 18, 2013 between Fantex, Inc. and Sean Gregory of TIME

Publication: TIME

Reporter: Sean Gregory

Date: October 18, 2013

Time: 1:34 PM

Question:

“What is the cap in individual shares again? No individual can buy more than a certain amount in the Foster deal, right? Thanks.”

Answer: (On behalf of Fantex CEO, Buck French)

“No investor will be allowed to purchase or hold more than 1% of any series of common stock issued by our company.”

Question:

“Also, it’s accurate to say that Fantex isn’t paying anything in exchange for Foster’s 20% of earnings, correct? Besides the cost of running the company of course? That price/risk is being passed along to individual investors financing the $10 million payment to Foster.”

Answer: (On behalf of Fantex CEO, Buck French)

“The investor is investing in a Fantex, Inc. Tracking Stock that is linked to the value and performance of the brand contract we have signed with Arian Foster.  The investor and Fantex, Inc. each have the risk, since the investor risk is lies with Fantex, Inc.”

Question:

“Can Arian Foster buy his own stock? Assume he can, up to 1% of all common shares, but if he can’t, let me know.”

Answer: (On behalf of Fantex CEO, Buck French)

“No, Arian cannot buy his own stock.”

* * * * *

F-1

Annex G

Email dated October 18, 2013 between Fantex, Inc. and Seana Smith of FOX Business News

Publication: FOX Business Network

Reporter: Seana Smith

Date: October 18, 2013

Time: 11:39 AM

Question:

“Why is this opportunity appealing to investors? Plans to bring other athletes on board?  How about other celebrities outside the sports world?”

Answer: (On behalf of Fantex CEO, Buck French)

“Fantex is a unique opportunity for investors because for the first time, people can now invest real money in a stock linked to the brand of a professional athlete. We started the company with the belief that there is a powerful way to help build the brand of athletes in celebrities. We have created a stock that allows investors to have ownership linked to the value and performance of an athlete brand, and we believe this gives people a level of advocacy that’s never existed before.

Fantex, Inc.’s goal is to enter into additional brand contracts in the months ahead across the world of sports, and into the entertainment industry as well. At this time we have not signed any other brand contracts. “

* * * * *

G-1

Annex H

Email dated October 18, 2013 between Fantex, Inc. and Adrianne Jeffries of TheVerge

Publication: The Verge

Reporter: Adrianne Jeffries

Date: October 18, 2013

Time: 1:34 PM

Question:

“If Fantex signs with more athletes, does that mean people who bought Foster shares will also be invested in those new athletes, since the shares are actually shares in Fantex Holdings?”

Answer: (On behalf of Fantex CEO, Buck French)

“No. The ownership is in Fantex, Inc., not Holdings.  Any subsequent Tracking Stock issued will be linked to a specific brand contract signed with a specific athlete.”

* * * * *

H-1

Annex I

Email dated October 18, 2013 between Fantex, Inc. and Antoine Gara of The Street

Publication: TheStreet

Reporter: Antoine Gara

Date: October 18, 2013

Time: 11:44 AM

Question:

“Following my M: I was unclear from the Fantech S-1 the extent of due diligence that was conducted into Arian Foster’s personal finances given that the ABI associated with the share sale appears to be a general unsecured claim.

It says Fantech conducted due diligence and credit checks, but I saw no disclosure of the results of the due diligence. Why isn’t this disclosed? “

Answer: (On behalf of Fantex CEO, Buck French)

“As part of our due diligence of Arian Foster we reviewed financial and other information from him to evaluate financial suitability and brand sustainability (including credit worthiness). Other than what has been disclosed elsewhere in this prospectus, we have not been made aware by Arian Foster of any events or incidents (personal or otherwise) relating to Arian Foster that we believe would materially negatively impact the Arian Foster Brand going forward. Among other things we reviewed schedules of his assets and liabilities and existing commitments, tax returns and credit reports and credit scores. Based on our review we concluded that as of October 17, 2013 Arian Foster is a sound credit risk with sufficient financial health and stability, with prudent and manageable levels of indebtedness and other liabilities, to make required payments to us under his brand contract, including if necessary the repayment to us of approximately $10.5 million if he retires from professional football within two years of the date of this offering for any reason other than a “good reason.” For instance, as part of our due diligence, we were provided information that showed that Arian Foster has substantial amounts of cash and liquid investments and no debt, or in other words, a debt-to-asset ratio of zero. In addition, as of October 17, 2013, Arian Foster had no material current liabilities, and his current assets exceed his current liabilities by an amount at least equal to the anticipated ABI payments to us for the next 24 months. As a result, we have concluded that he is a sound credit risk. Other than the $0.5 million of the cash consideration to be held in escrow for six months, we have not required Arian Foster to place any additional funds in an escrow account as security to cover the repayment of $10.5 million in the event he retires from professional football within two years. In addition, we intend to monitor the creditworthiness and financial health and stability of Arian Foster on a periodic basis in the future through the information and audit rights that we have under our brand contract with him.”

* * * * *

I-1

Annex J

Email dated October 21, 2013 between Fantex, Inc. and Peter Lattman of The New York Times

Publication: The New York Times

Reporter: Peter Lattman

Date: October 21, 2013

Time: 12:27 AM

Question:

“I might write a short item for DealBook on Foster’s injury. Does Fantex have any comment? Thanks.”

Answer: (On behalf of Fantex CEO, Buck French)

“We are investing and working to build Arian’s brand for the long term.  His injury today has no bearing on that fact.”

* * * * *

J-1

Annex K

Email dated October 21, 2013 between Fantex, Inc. and Jesse Solomon of CNN

Publication: CNN

Reporter: Jesse Solomon

Date: October 21, 2013

Time: 12:27 PM

Question:

“Is Fantex is still seeking regulatory approval? We know you filed your S-1 with the SEC last week, but we are running the piece again tonight, and just want to make sure we have the most up to date information.”

Answer: (On behalf of Fantex CEO, Buck French)

“Fantex Brokerage Services is a licensed broker-dealer, and we believe our S-1 is substantially complete.  As is the case with every IPO, the final step is to be declared effective by the SEC.”

* * * * *

K-1